SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              The York Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    986632107
                                 (CUSIP Number)

                                 Curtis J. Zamec
                                Wilbert, Inc.
                   P.O. Box 210, Forest Park, IL 60130-0210
                                   (708) 865-1600
      -----------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  March 2, 2001

                      (Date of Event which Requires Filing
                              of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 986632107
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  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Wilbert, Inc.        36-1178800
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                               (a) [    ]
                                                               (b) [ x  ]
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS (See Instructions)

       Not applicable.
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)    [    ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois
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                    7  SOLE VOTING POWER

                                    1,262,000

 NUMBER OF SHARES
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON
       WITH
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                    8  SHARED VOTING POWER

                                   0

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                    9  SOLE DISPOSITIVE POWER

                                    1,262,000
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                   10  SHARED DISPOSITIVE POWER

                                   0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,262,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ x ]  (See Instructions)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    14.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                  CO

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

Item 1.  Security and Issuer

      This Amendment No. 7 to Schedule 13D amends the Schedule 13D dated February 13, 2001, as previously amended.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

      In a February 21, 2001 letter sent by Thomas J. Crawford, Chairman, President and Chief Executive Officer of The York Group, Inc. ("York"), to Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), York responded to Wilbert's February 7, 2001 letter in which Wilbert proposed to lend York $15.0 million pursuant to a seven-year convertible debenture. Wilbert observed that the amount of the loan and the favorable interest rate would allow York to refinance and reduce its remaining debt during a two-year period in which York would not have been required to repay principal under the debenture. Mr. Crawford rejected this proposal on behalf of York.

      On March 2, 2001, Mr. Zamec sent a letter of intent to Mr. Crawford that proposed to acquire all of the assets related to York's steel vault manufacturing operations (except the promissory note addressed below), as well as any related intellectual property (the "Steel Vault Assets"). The proposed purchase price for the Steel Vault Assets is $2,200,000.00 in cash, which would be offset by any liabilities that Wilbert would assume in order to facilitate the transaction. The proposal also stated that Wilbert would consider acquiring a promissory note held by York if Wilbert is afforded the opportunity to fully evaluate the note's terms and conditions.

      Wilbert's proposal to acquire the Steel Vault Assets is conditioned upon, among other things, a due diligence investigation and negotiation of an acquisition agreement setting forth the terms and conditions of the acquisition. Further, Wilbert requested that York continue to operate its steel vault operations in the ordinary course of business and abstain from disposing of any material Steel Vault Asset during negotiations with Wilbert.

      Based on York's prior indication that it would be willing to provide Wilbert's representatives representation on the York board of directors at such time as York no longer considers Wilbert to be a competitor in the burial vault industry, the proposal also requested York's confirmation that a sale of the Steel Vault Assets to Wilbert, or any other party, would eliminate that perceived conflict.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99-1      March 2, 2001 letter from Curtis J. Zamec on behalf of
            Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc. proposing to acquire certain assets relating to steel vault manufacturing operations.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2001

                                    Wilbert, Inc.


                                    By:   /s/  Curtis J. Zamec
                                       --------------------------------------
                                    Name:   Curtis J. Zamec
                                    Title:  President/Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No. Description

Exhibit 99-1      March 2, 2001 letter from Curtis J. Zamec on behalf of
            Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc. proposing to acquire certain assets relating to steel vault manufacturing operations.